UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 18, 2022

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 4. Changes in Issuer’s Certifying Accountant

a. Resignation of Independent Accounting Firm

Hightimes Holding Corp. (the “Company”) was informed by our independent auditor, RBMS LLP (“RBSM”), on July 18, 2022, that they were declining to stand for re-appointment other than to complete the audit of the 2019 financial statements and the filing of our Annual Report on Form 1-K for the year ended December 31, 2019. Concurrently with the letter received from RBSM, we were seeking to engage a new auditor. RBSM had served as our auditor and audited our financial statements commencing with the fiscal year ended December 31, 2015 through December 31, 2019. RBSM’s notification to us did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Furthermore, for the past two fiscal years and through present, there were no disagreements with RBSM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of RBSM, would have caused it to make reference to such disagreement in its reports. However, RBSM has issued a going concern opinion for each of the years in which RBSM audited the Company’s financial statements from 2015 through 2019.

The Company provided RBSM with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that RBSM furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter, dated September 29, 2022, is filed as Exhibit 9.1 (which is incorporated by reference herein) to this Current Report on Form 1-U.

b. Engagement of New Independent Accounting Firm

Following RBSM’s notification, the Company, upon approval of our board of directors, engaged GreenGrowth CPAs (“GreenGrowth”), an independent public accounting firm registered with the PCAOB, to audit our financial statements for the years ended December 31, 2020 and December 31, 2021. Prior to engaging GreenGrowth, neither the Company nor anyone on its behalf had consulted with GreenGrowth regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that GreenGrowth concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On September 30, 2022, Hightimes Holding Corp., a Delaware corporation (the “Company”), elected to extend the Company’s existing Regulation A+ offering (the “Offering”) until as late as January 31, 2023. A copy of the updated subscription agreement for the extended Offering is attached as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

The Offering is presently paused pending the Company’s completion of an audit of its 2019, 2020 and 2021 annual consolidated financial statements and preparation of unaudited consolidated financial statement for the six months ended June 30, 2020 and June 30, 2021, the filing with the SEC of the Company’s annual reports on Form 1-K for the years ended December 31, 2019, 2020 and 2021, and the semi-annual reports on Form 1-SA for the six months ended June 30, 2020 and June 30, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	September 30, 2022

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for the Regulation A+ Offering.
9.1	Letter from RBSM.